U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).


1.   Name and Address of Reporting Person
     Hatches        Barrett
     (Last)         (First)        (Middle)

     4056 Pine Ridge Drive
                    (Street)

     Fort Gratiot   Michigan       48059
     (City)         (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     SEMCO Energy, Inc. -- SMGS


3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year
     December 1998


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [ ] Director                       [ ] 10% Owner
     [X] Officer (give title below)     [ ] Other (specify below)

                        Vice President of Human Resources
                        ---------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at            Direct            Bene-
                      (Month/         8)                      (A)                   End of              (D) or            ficial
                       Day/        ----------                  or                   Month               Indirect          Owner-
                       Year)       Code    V       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----   ---     --------    ---    -------     ------------------  ----------------  -------------
Common Stock       12/15/98         P             3.0377       A     $16.46      64.7326                  D

Common Stock                                                                     130.11                   I            By ESOT
                                                                                                                       Trust

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                 6.                7.             8.       9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-   Date Exer-        Title and      Price    Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities   cisable and       Amount of      of       of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or    Expiration        Underlying     Deriv-   ative     Form      direct
Security   Price of  (Month/   8)         Disposed of (D)    Date              Securities     ative    Secur-    of De-    Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,      (Month/Day/       (Instr. 3      Secur-   ities     rivative  ficial
3)         ative     Year)                and 5)             Year)             and 4)         ity      Bene-     Secu-     Own-
           Security            ---------- ------------------ ---------------   -------------- (Instr.  ficially  ity:      ership
                                                                                              5)       Owned     Direct    (Instr.
                                                                                       Amount          at End    (D) or    4)
                                                             Date                      or              of        Indi-
                                                             Exer-   Expir-            Num-            Month     rect (I)
                                                             cis-    ation     Title   ber of          (Instr.   (Instr.
                               Code   V      (A)      (D)    able    Date              Shares          4)        4)
---------- --------- --------- ----- ---- --------  -------- ------- --------  ------- ------ -------- --------- --------- --------
None

Explanation of Responses:
None

                                   Barrett Hatches          January 4, 1999
                                   -----------------------  -----------------
                                   **Signature of                Date
                                     Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).